Exhibit 11

                                 CALENERGY COMPANY, INC.

                    	CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                         	WITH INTERPRETIVE RELEASE NO. 34-9083

                   	(dollars in thousands, except per share amounts)
                                       	___________________

                         	                            Three Months Ended
	                                                          March 31
                           	                          1997     	     1996
Actual weighted average shares
outstanding for the period	                       63,510,533     	51,159,667

Dilutive stock options and warrants
using average market prices	                       2,136,860	      2,954,670

Primary shares outstanding	                       65,647,393	     54,114,337

Additional dilutive stock options
using ending market price and
assuming conversion of convertible
debt, convertible subordinated
debenture and convertible preferred
securities of subsidiary trusts	                   5,067,551	      9,113,564

Fully dilutive shares outstanding                	70,714,943	     63,227,901

Net income available for common
stockholders                                    	$    27,448	    $    14,461

Primary earnings per share                       $       .42     $       .27

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083*                                     $       .41     $       .26

*Net income available for common stockholders for the three months ended March 31, 1997 was increased by dividends on convertible preferred securities of subsidiary trusts, net of tax effect, of $1,666. Net income available for common stockholders for the three months ended March 31, 1996 was increased by the interest expense associated with the convertible debt and convertible subordinated debentures, net of tax effect, of $1,698.